Exhibit (e)(18)

Dear Alfredo:

We are pleased to offer you the position of Senior Vice President, General Counsel & Corporate Secretary based out of our Pasadena office. You will be reporting to Barry Plaga, Chief Operating & Financial Officer.

The principle terms and conditions of our offer are as follows:

Start Date	October 12, 2015

Salary

You will receive a semi-monthly base salary of $12,500.00 ($300/000.00 annualized). Your base salary will be reviewed at least annually and will be adjusted by the CEO and Board of Directors at their sole discretion.

Cash Incentive

In addition to your base salary, you will be eligible for participation in the Guidance Software, Inc.’s (the “Company”) Discretionary Bonus Incentive Plan with annualized variable earnings at $150,000 (50% of base salary) for a total On Target Earnings (OTE) of $450,000. 2015 discretionary bonus plan is based on a mix of revenue and operating income targets.

The company pays its employees twice each month on a semi-monthly basis. Therefore, your first paycheck will be delivered to you on October 16, 2015.

Equity Incentive

As consideration for joining the company as a key member of senior management, you will be eligible to receive an equity grant in the amount of $400,000, one half consisting of a restricted stock grant and one half consisting of a stock option grant. The number of underlying options and shares will be determined on the date approved by the board of directors. Our equity grants vest 25% per year on each anniversary date from grant. Since restricted stock is treated as income once it vests, please be advised that the grant (should it be approved) will have a tax liability at each vesting event. Recognizing that the stock price will fluctuate between your hire date and the four separate dates of vesting, you should also be advised that your tax liability will be directly related to the closing stock price on the date of the vesting event. You may sell vested shares to cover your tax liability during any open window allowed for your insider designation. The proposed grant will be submitted for approval at the compensation committee meeting on October 29, 2015.

Severance

Notwithstanding the “At-Will” nature of your employment with Guidance Software, Inc., in the event that your employment is terminated by the Company without cause, and not within eighteen (18) months after a Change of Control (as referenced below), the Company will pay severance to you, as follows: 1) if the termination occurs during the first two (2) years after your hire date, the Company will pay you a lump sum severance equal to 50% of your annual base salary rate on the date of termination; or, 2) if the termination occurs more than two (2) years after your hire date, the Company will pay you a lump sum severance equal to 100% of your annual prevailing base salary rate at the time of termination.

Change of Control Severance and Equity Acceleration In the event the Company undergoes a “Change of Control” as defined under our Plan, and you are terminated without cause within 18 months after the closing date of a Change of Control, all unvested shares and options granted by the Company prior to the date of a change of control, will immediately vest upon your termination date (“double trigger event”). In the event such double trigger event occurs, the Company will also pay you a lump sum severance amount equal to your then-current base salary rate plus an amount equal to your then-current target bonus rate. Your signature on a Severance Agreement detailing the Change of Control equity and severance benefits in addition to certain terms and conditions and outlining the requirements under Section 409A of the Internal Revenue Code of 1986 as amended, and Treasury Regulation Section 1.409A-(h) will be required. The Severance benefits you are eligible for under this Offer Letter are a substitution for, and not in addition to, any severance benefits that may be generally offered to other employees under any severance policy of the Company.

Benefits

You will become eligible for medical and dental health benefits on the first of the month following 30 days of employment. You will receive detailed information within two weeks of employment as to specific plans, costs and timelines for enrollment.

401(k)

As a full time employee with Guidance Software, Inc., you will become eligible to participate in the company’s discretionary matched 401(k) Savings Plan on the 1st of the month following your date of hire. Please be advised that you will be auto enrolled in the plan at a contribution rate of 2% unless you decline and opt-out from the plan. However, you are eligible to immediately rollover funds from your current eligible plan.

Vacation	You will earn 20 days of vacation benefit each year of employment

Holidays	There are 10 paid holidays in 2015. You will also have 1 floating holiday per year.

The terms and conditions of this offer are contingent upon you passing a background check, including employment references.

This offer is also contingent upon you completing an Employment Eligibility Verification Form and providing evidence of your identity and employment eligibility on the date that you are to begin work.

In addition, you will be required to sign an Employment Agreement Form. As the form will state, it is an “At-Will Employment Agreement.” Therefore, neither the form nor this letter should be construed as an employment contract. Furthermore, Guidance Software, Inc. reserves the right to revoke the offer of employment at any time, for any or no reason.

If you have any questions regarding this offer, please give me a call. We look forward to you joining the Guidance Software Team.

Sincerely,

Barry Plaga
Chief Operating & Financial Officer

If you understand and agree with the terms of our offer as set out above, please indicate acceptance with your signature below.

/s/ Alfredo Gomez	9/25/15
Alfredo Gomez	Date